[David J. Miller & Associates, LLP Letterhead]


                                   Consent of David J. Miller & Associates, LLP


The Board of Directors
Comdisco, Inc.

We consent to the incorporation by reference in the Registration Statement on Form S-8 of Comdisco, Inc. of our reports dated December 22, 1997, relating to the statements of net assets available for benefits of Comdisco, Inc. Employees' Profit Sharing Plan (the "Plan") as of September 30, 1997 and 1996, and the related statements of changes in net assets available for benefits for the years then ended, which reports appear in this Annual Report on Form 11-K of the Plan filed with the Commission on April 17, 1998.

                                        /s/   David J. Miller & Associates, LLP
                                              April 17, 1998
                                              Deerfield, Illinois